

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 2, 2007

Via U.S. Mail and Fax (713) 895-5420

Mr. Jeffrey E. Smith
Chief Financial Officer
BJ Services Company
4601 Westway Park Boulevard
Houston, TX 77041

> **Re:** **BJ Services Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 7, 2006**
> **File No. 1-10570**

Dear Mr. Smith:

      We have reviewed your Form 10-K for the Fiscal Year Ended September 30, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended September 30, 2006

Note 1. Business and Basis of Presentation
Intangible assets, page 52

1. Revise to disclose the reporting units used in your goodwill testing and how you determined the appropriate reporting units under the guidance of SFAS No. 142.

Note 2. Summary of Significant Accounting Policies
Property, page 52

2. We note you recorded an impairment of $11.7 million during your fourth fiscal quarter of 2005. Please revise your disclosure to comply with paragraph 26 of SFAS No. 144.

Note 8. Segment Information, page 61

3. Tell us and disclose more specifically why it is appropriate to aggregate the five operating segments in Oilfield Services into one reportable segment, citing all of the aggregation criteria under paragraph 17 of SFAS No. 131. Also, tell us if the long-lived assets in any one country under your "other countries" geographic segment meets the 10% threshold for separate reporting.

Note 13. Employee Stock Plans, page 79

4. Tell us and disclose what specific differences you have noted in the exercise patterns of officers and non-officers, and why those differences affect your assumptions in the expected life and volatility of your stock option grants. Further, tell us why it is appropriate to use your non-officer stock option assumptions for your director stock awards.

Form 10-Q for the period ended December 31, 2006

Notes to Unaudited Consolidated Condensed Financial Statements

5. Please revise to comply with paragraph 45 of SFAS No. 142.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

April Sifford
Branch Chief Accountant